SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Commission File Number 1-14201

A.                                   Full title of the Plans and the address of the Plans, if different from that of the issuer named below:

Sempra Energy Savings Plan, San Diego Gas & Electric Company Savings Plan, Southern California Gas Company Retirement Savings Plan, Sempra Energy Trading Retirement Savings Plan, Twin Oaks Retirement Savings Plan, and Mesquite Power LLC Savings Plan

B.                                     Name of issuer of the securities held pursuant to the Plans and the address of its principal executive office:

Sempra Energy,

101 Ash Street, San Diego, CA  92101-3017

AUDITED FINANCIAL STATEMENTS

Sempra Energy Savings Plan
San Diego Gas & Electric Company Savings Plan
Southern California Gas Company Retirement Savings Plan
Sempra Energy Trading Retirement Savings Plan
Twin Oaks Retirement Savings Plan
Mesquite Power LLC Savings Plan

SIGNATURES

EXHIBITS

23.1	Consent of Deloitte & Touche LLP

Sempra Energy Savings Plan

Financial Statements as of and for the Years Ended December 31, 2004 and 2003, Supplemental Schedule as of December 31, 2004 and Report of Independent Registered Public Accounting Firm

SEMPRA ENERGY SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEARS THEN ENDED:

Statements of Assets Available for Benefits	2

Statements of Changes in Assets Available for Benefits	3

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:

Form 5500, Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	9

NOTE:

Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
Sempra Energy Savings Plan:

We have audited the accompanying statements of assets available for benefits of Sempra Energy Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
San Diego, California

June 27, 2005

1

SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

(DOLLARS IN THOUSANDS)

	2004	2003

CASH AND CASH EQUIVALENTS	$1	$14

INVESTMENT:
At fair value:
Investment in Master Trust	128,496	108,863

RECEIVABLES:
Dividends	348	361
Employer contributions	896	879

Total receivables	1,244	1,240

ASSETS AVAILABLE FOR BENEFITS	$129,741	$110,117

See notes to financial statements.

2

SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003

(DOLLARS IN THOUSANDS)

	2004	2003

ADDITIONS:
Net investment income:
Plan interest in the Sempra Energy Savings Plan Master Trust investment income	$18,308	$22,234

Contributions:
Employer	3,304	3,467
Participating employees	9,287	8,943

Total contributions	12,591	12,410

Transfers from plans of related entities	299	1,888

Net additions	31,198	36,532

DEDUCTIONS:
Distributions to participants or their beneficiaries	6,684	7,757
Transfers to plans of related entities	4,864	9,773
Investment expenses	26	27

Total deductions	11,574	17,557

NET INCREASE	19,624	18,975

ASSETS AVAILABLE FOR BENEFITS—Beginning of year	110,117	91,142

ASSETS AVAILABLE FOR BENEFITS—End of year	$129,741	$110,117

See notes to financial statements.

3

SEMPRA ENERGY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Sempra Energy Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that provides employees of Sempra Energy or any affiliate who has adopted this Plan (the “Company” or “Employer”) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in Sempra Energy common stock and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended to allow Employer contributions to be funded, in part, from the Sempra Energy Stock Ownership Plan and Trust, effective January 1, 2000.

The Plan was amended, effective June 1, 2000, to allow for automatic deferrals for employees who neither elect a specific deferral percentage nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the T. Rowe Price Retirement Strategy Trust – Balanced, from the date of the amendment through December 31, 2003. On December 31, 2003, the balance in that trust was transferred to the T. Rowe Price Personal Strategy Balanced Fund, and effective January 1, 2004 became the investment vehicle for automatic deferrals.

On September 15, 2003, the Company, as part of the IRS Voluntary Compliance Program, made approximately $400,000 in contributions for certain participants to correct Plan defects that existed prior to June 26, 1998, the date of the business combination that created the Company. This included approximately $300,000 in corrective employee contributions and approximately $100,000 in corrective Company matching contributions.

The Plan was amended, effective October 1, 2003, to allow participants who have attained age 55 and have ten years of service with the Company as of October 1, to direct up to 10% of the shares in the employer matching account or the statutorily calculated amount of the ESOP shares, whichever is greater, into any of the Plan’s designated investments.

Employees transfer between the Company and related entities for various reasons. These transfers follow Federal Affiliated Compliance Guidelines and result in the transfer of participant assets from one plan to another.

Administration—Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption, and investment management fees.

Contributions—Contributions to the Plan can be made under the following provisions:

4

Participating Employee Contributions—Pursuant to Section 401(a) of the Internal Revenue Code (the “IRC”), participants may contribute up to 25% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. The IRC limited total individual pre-tax contributions to $13,000 and $12,000, in 2004 and 2003, respectively. On January 1, 2002, catch-up contributions were permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $3,000 and $2,000 on a pre-tax basis in 2004 and 2003, respectively (increasing to $4,000 in 2005, and $5,000 in 2006, with inflation adjustments after that until December 31, 2010).

Employer Nonelective Matching Contributions—The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Employer contributions are funded, in part, from the Sempra Energy Employee Stock Ownership Plan and Trust. Total Employer nonelective matching contributions for the years ended December 31, 2004 and 2003 were $2,407,128 and $2,193,555, respectively.

Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional matching contribution as determined by the Board of Directors of Sempra Energy. Incentive contributions of 1.00% of eligible compensation were made for both 2004 and 2003, respectively. The incentive contributions were made on March 15, 2005 and March 14, 2004 to all employees employed on December 31, 2004 and 2003, respectively. For 2004, the contribution was made in the form of cash and invested according to each participant’s investment election on the date of contribution.  For 2003, the contribution was made in the form of newly issued shares of Sempra Energy common stock.  Total discretionary incentive contributions for the years ended December 31, 2004 and 2003 were $895,798 and $879,260, respectively.  These amounts are reflected in employer contributions receivable on the statements of assets available for benefits as of December 31, 2004 and 2003.

Participant Accounts—A separate account is established and maintained in the name of each participant and reflects the participant’s contributions and the Employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and Vanguard, or a broad range of funds through a brokerage account. Participants may invest a maximum of 50% of the value of their accounts (excluding the employer matching account) in the brokerage account.

Payment of Dividends—Active employees’ cash dividends on the shares of Sempra Energy common stock are reinvested in the Sempra Energy common stock fund.  Cash dividends are paid to former employees who have elected to leave their accounts in the Plan.

Payment of Benefits—Participants receive their vested account balance in a single lump sum payment in cash or Company stock for any portion of their account held in Company stock at their termination of employment with the Company, retirement, or permanent disability, or to a named beneficiary(ies) in the event of death.

5

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the assets of the Plan will be distributed to the participants.

Related Party Transactions—Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the recordkeeper for administrative services were $26,078 and $26,853 for the years ended December 31, 2004 and 2003, respectively.

At December 31, 2004 and 2003, the Plan held, through the Master Trust, 1,406,622 and 1,448,903 shares of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $42,776,671 and $34,619,365 and recorded dividend income of $1,451,075 and $1,481,303, respectively.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting— The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense.  The Master Trust investments are stated at fair value based on quoted market prices.  Loans are carried at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on the trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Benefits are recorded when paid.

Basis of Presentation—Certain prior year amounts have been reclassified to conform to the current year’s presentation.

3.                      TAX STATUS

On November 14, 2002, the Internal Revenue Service issued the Plan a favorable determination letter stating that the Plan, as then designed, was in compliance with the applicable sections of the IRC, and the underlying trust is therefore exempt from taxation under Section 501(a) of the IRC.

6

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000 and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans are amortized over 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. As of December 31, 2004 and 2003, interest rates on loans, originating from 1999 to the current year, ranged from 5.00% to 10.50% and had maturity dates through August 2019.  The balance of participant loans of $1,840,101 and $1,715,255 is included in Investment in Master Trust on the statement of assets available for benefits as of December 31, 2004 and 2003, respectively.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or by transaction in a specific fund. At both December 31, 2004 and 2003, the Plan’s interest in the net assets of the Master Trust was approximately 9%.

The assets available for benefits of the Master Trust at December 31, 2004 and 2003 are summarized as follows:

	2004	2003

Sempra Energy common stock	$800,959	$675,022
Mutual funds	318,782	229,130
Common/collective trusts	313,336	287,518
Participant loans	30,203	27,642

Assets available for benefits	$1,463,280	$1,219,312

Net appreciation, and dividend and interest income of the Master Trust for the years ended December 31, 2004 and 2003 is summarized as follows:

	2004	2003

Net appreciation of investments:
Sempra Energy common stock	$148,559	$145,639
Common/collective trusts	28,267	64,051
Mutual funds	26,273	21,848
Dividends	30,942	25,238
Interest	1,637	1,754

7

The following presents investments held by the Master Trust that represent 5% or more of the Plan’s assets at December 31, 2004 and 2003:

	2004	2003

Sempra Energy common stock	$51,595	$43,554
T. Rowe Price Equity Index Trust	24,224	23,077
T. Rowe Price Small-Cap Stock Fund	14,398	12,055
T. Rowe Price Personal Strategy Balanced Fund	10,328	7,498

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

6.                      NON-PARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as non-participant directed investments. Information about the Plan’s assets and the significant components of the Plan’s changes in assets relating to the non-participant directed investments for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003

Assets:
Sempra Energy common stock in the Master Trust	$38,259	$30,813
Employer contribution receivable	—	879

Total non-participant directed assets	$38,259	$31,692

Changes in Assets:
Contributions	$2,407	$3,078
Net appreciation and dividend income	7,344	7,410
Distributions to participants or their beneficiaries	(2,073)	(2,313)
Transfers to plans of related entities	(1,111)	(2,093)

Total changes in assets	$6,567	$6,082

7.                      SUBSEQUENT EVENTS

Effective January 1, 2005, participants are allowed to direct up to 100% of the shares in the employer matching account into any of the Plan’s designated investments and to designate that the discretionary incentive contributions be made in the form of cash and invested according to each participant’s investment election on the date of contribution.

******

8

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

(a)	(b)	(c)	(d)		(e)
Description of Investment
	Identity of Issue, Borrower, Lessor	Including Maturity, Date,			Current
	or Similar Party	Rate of Interest, Collateral	Cost		Value

*	Participant loans	Interest rates from 5.00%-10.50%;
maturities from February 2004
		through August 2019		**	$1,840,101

*  Party-in-interest to the Plan

** Cost not applicable—participant directed investments

9

San Diego Gas & Electric Company Savings Plan

Financial Statements as of and for the Years Ended December 31, 2004 and 2003, Supplemental Schedule as of December 31, 2004 and Report of Independent Registered Public Accounting Firm

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEARS THEN ENDED:

Statements of Assets Available for Benefits	2

Statements of Changes in Assets Available for Benefits	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:

Form 5500, Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	10

NOTE:

Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
San Diego Gas & Electric Company Savings Plan:

We have audited the accompanying statements of assets available for benefits of San Diego Gas & Electric Company Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
San Diego, California

June 27, 2005

1

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

(DOLLARS IN THOUSANDS)

	2004	2003

CASH AND CASH EQUIVALENTS	$212	$55

INVESTMENT:
At fair value:
Investment in Master Trust	548,771	452,981

RECEIVABLES:
Dividends	1,712	1,682
Employer contributions	2,604	2,472

Total receivables	4,316	4,154

ASSETS AVAILABLE FOR BENEFITS	$553,299	$457,190

See notes to financial statements.

2

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003

(DOLLARS IN THOUSANDS)

	2004	2003
ADDITIONS:
Net investment income:
Plan interest in the Sempra Energy Savings Plan Master Trust investment income	$87,419	$97,459

Contributions:
Employer	9,861	12,518
Participating employees	30,878	27,926

Total contributions	40,739	40,444

Transfers from plans of related entities	3,090	10,559

Net additions	131,248	148,462

DEDUCTIONS:
Distributions to participants or their beneficiaries	33,779	30,766
Transfers to plans of related entities	1,226	2,657
Administrative expenses	134	132

Total deductions	35,139	33,555

NET INCREASE	96,109	114,907

ASSETS AVAILABLE FOR BENEFITS—Beginning of year	457,190	342,283

ASSETS AVAILABLE FOR BENEFITS—End of year	$553,299	$457,190

See notes to financial statements.

3

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the San Diego Gas & Electric Company Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that provides employees of San Diego Gas & Electric Company (the “Company” or “Employer”) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended, effective June 1, 2000, to allow for automatic deferrals for employees not subject to a collectively bargaining agreement who neither elect a specific deferral percentage nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle for all participants was the T. Rowe Price Retirement Strategy Trust — Balanced, from the date of amendment through December 31, 2003. On December 31, 2003, the balance in that trust for non-represented participants was transferred to the T. Rowe Price Personal Strategy Balanced Fund, and effective January 1, 2004 became the investment vehicle for automatic deferrals. This amendment did not apply to participants subject to a collective bargaining agreement.

On September 15, 2003, the Company, as part of the IRS Voluntary Compliance Program, made $3.5 million in contributions for certain participants to correct Plan defects that existed prior to June 26, 1998, the date of the business combination that created the Company’s current parent company. This included $2.4 million in corrective employee contributions and $1.1 million in corrective Company matching contributions.

The Plan was amended, effective October 1, 2003, to allow non-represented participants who have attained age 55 and have ten years of service with the Company as of October 1, to direct up to 10% of the shares in the employer matching account or the statutorily calculated amount of ESOP shares, whichever is greater, into any of the Plan’s designated investments.

Employees transfer between the Company and related entities for various reasons. These transfers follow Federal Affiliated Compliance Guidelines and result in the transfer of participant assets from one plan to another.

Administration—Certain administrative functions are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption, and investment management fees.

4

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions—Pursuant to 401(a) of the Internal Revenue Code (the “IRC”), participants may contribute up to 25% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. The IRC limited total individual pre-tax contributions to $13,000 and $12,000 in 2004 and 2003, respectively. On January 1, 2002, catch-up contributions were permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $3,000 and $2,000 on a pre-tax basis in 2004 and 2003, respectively (increasing to $4,000 in 2005, and $5,000 in 2006, with inflation adjustments after that until December 31, 2010).

Employer Nonelective Matching Contributions—The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Total Employer nonelective matching contributions for the years ended December 31, 2004 and 2003 were $7,230,699 and $6,500,766, respectively.

Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy. Incentive contributions of 1.00% of eligible compensation were made for each of 2004 and 2003. The incentive contributions were made on March 14, 2005 and March 15, 2004 to all employees employed on December 31, 2004 and 2003, respectively. For 2004, the contributions were made in the form of cash and invested according to each participant’s investment election on the date of contribution.  For 2003, the contributions were made in the form of newly issued shares of Sempra Energy common stock. Total discretionary incentive contributions for the years ended December 31, 2004 and 2003 were $2,604,176 and $2,471,669, respectively.  These amounts are reflected in employer contributions receivable on the statements of assets available for benefits as of December 31, 2004 and 2003.

Participant Accounts—A separate account is established and maintained in the name of each participant and reflects the participant’s contributions and the Employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held on the Sempra Energy Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers and Vanguard, or a broad range of funds through a brokerage account. Participants may invest a maximum of 50% of the value of their accounts (excluding the employer matching account) in the brokerage account.

5

Payment of Dividends—Active employees have the option to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in the Sempra Energy common stock fund. Cash dividends are paid to former employees who have elected to leave their accounts in the Plan.

Payment of Benefits—Participants receive their vested account balance in a single lump sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock at their termination of employment with the Company, retirement, or permanent disability, or to the named beneficiary(ies) in the event of death.

Termination of the Plan—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the assets of the Plan will be distributed to the participants.

Related Party Transactions—Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the recordkeeper for administrative services were $134,437 and $132,210 for the years ended December 31, 2004 and 2003, respectively.

At December 31, 2004 and 2003, the Plan held, through the Master Trust, 7,718,212 and 7,791,076 shares of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $234,409,511 and $186,518,179 and recorded dividend income of $6,924,754 and $6,840,260, respectively.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting— The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results may differ from those estimates.

Investment Valuation and Income Recognition— The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense.  The Master Trust investments are stated at fair value based on quoted market prices.  Loans are carried at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on the trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Benefits are recorded when paid.

Basis of Presentation—Certain prior year amounts have been reclassified to conform to the current year’s presentation.

6

3.                      TAX STATUS

On November 14, 2002, the Internal Revenue Service issued the Plan a favorable determination letter stating that the Plan, as then designed, was in compliance with the applicable sections of the IRC, and the underlying trust is therefore exempt from taxation under Section 501(a) of the IRC.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000 and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans are amortized over 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. As of December 31, 2004 and 2003, interest rates on loans , originating from 1999 to the current year, ranged from 5.00% to 10.5% and had maturity dates through January 2020.  The balance of participant loans of $9,959,857 and $8,080,016 is included in Investment in Master Trust on the statement of assets available for benefits as of December 31, 2004 and 2003, respectively.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee.  Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or by transaction in a specific fund. At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Master Trust was approximately
38% and 37%, respectively.

The assets available for benefits of the Master Trust at December 31, 2004 and 2003 are summarized as follows:

	2004	2003

Sempra Energy common stock	$800,959	$675,022
Mutual funds	318,782	229,130
Common/collective trusts	313,336	287,518
Participant Loans	30,203	27,642

Asset available for benefits	$1,463,280	$1,219,312

7

Net appreciation, and dividend and interest income for the Master Trust for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003

Net appreciation of investments:
Sempra Energy common stock	$148,559	$145,639
Common/collective trusts	28,267	64,051
Mutual funds	26,273	21,848
Dividends	30,942	25,238
Interest	1,637	1,754

The following investments held by the Master Trust represent 5% or more of the Plan’s assets at December 31, 2004 and 2003:

	2004	2003

Sempra Energy common stock	$283,104	$234,200
T. Rowe Price Equity Index Trust	89,833	82,114
T. Rowe Price Small-Cap Stock Fund	57,744	48,162

The Plan, through the Master Trust, invests in various securities as detailed above.  Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

6.                      NON-PARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as non-participant directed investments. Information about the Plan’s assets and the significant components of the Plan’s changes in assets relating to the Sempra Energy common stock for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Assets:
Sempra Energy common stock in the Master Trust	$162,138	$129,981
Employer contribution receivable	—	2,472

Total non-participant directed assets	$162,138	$132,453

Changes in Assets:
Contributions	$7,231	$8,968
Net appreciation and dividend income	33,428	31,706
Distributions to participants or their beneficiaries	(11,448)	(9,908)
Transfers from plans of related entities	474	1,997

Total changes in assets	$29,685	$32,763

8

7.                      SUBSEQUENT EVENTS

Effective January 1, 2005, participants are allowed to direct up to 100% of the shares in the employer matching account into any of the Plan’s designated investments and to designate that the discretionary incentive contributions be made in the form of cash and invested according to each participant’s investment election on the date of contribution.

******

9

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

(a)	(b)	(c)	(d)		(e)
Description of Investment
	Identity of Issue, Borrower, Lessor	Including Maturity, Date,			Current
	or Similar Party	Rate of Interest, Collateral	Cost		Value

*	Participant loans	Interest rates from 5.00%-10.50%;
maturities from January 2005
		through January 2020		**	$9,959,857

*   In column (a) Indicates party-in-interest to the Plan

** Cost not applicable—participant directed investments

10

Southern California Gas Company Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2004 and 2003, Supplemental Schedule as of December 31, 2004 and Report of Independent Registered Public Accounting Firm

SOUTHERN CALIFORNIA GAS COMPANY
RETIREMENT SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEARS THEN ENDED:

Statements of Assets Available for Benefits	2

Statements of Changes in Assets Available for Benefits	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:

Form 5500, Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	10

NOTE:

Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
Southern California Gas Company Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of Southern California Gas Company Retirement Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
San Diego, California

June 27, 2005

1

SOUTHERN CALIFORNIA GAS COMPANY

RETIREMENT SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

(DOLLARS IN THOUSANDS)

	2004	2003

CASH AND CASH EQUIVALENTS	$293	$354

INVESTMENT:
At fair value:
Investment in Master Trust	749,938	634,784

RECEIVABLES:
Dividends	2,673	2,747
Employer contributions	1,082	1,035

Total receivables	3,755	3,782

ASSETS AVAILABLE FOR BENEFITS	$753,986	$638,920

See notes to financial statements.

2

SOUTHERN CALIFORNIA GAS COMPANY

RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003

(DOLLARS IN THOUSANDS)

	2004	2003

ADDITIONS:
Net investment income:
Plan interest in the Sempra Energy Savings Plan Master Trust investment income	$125,180	$134,577

Contributions:
Employer	10,042	9,142
Participating employees	32,041	28,250

Total contributions	42,083	37,392

Transfers from plans of related entities	2,833	1,035

Net additions	170,096	173,004

DEDUCTIONS:
Distributions to participants or their beneficiaries	54,628	30,855
Transfers to plans of related entities	206	1,052
Administrative expenses	196	192

Total deductions	55,030	32,099

NET INCREASE	115,066	140,905

ASSETS AVAILABLE FOR BENEFITS—Beginning of year	638,920	498,015

ASSETS AVAILABLE FOR BENEFITS—End of year	$753,986	$638,920

See notes to financial statements.

3

SOUTHERN CALIFORNIA GAS COMPANY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Southern California Gas Company Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that provides employees of Southern California Gas Company (the “Company” or “Employer”) with retirement benefits. Effective January 1, 2001, all employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended effective June 1, 2000, to allow for automatic deferrals for employees not subject to a collective bargaining agreement, who neither elect a specific deferral percentage nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the T. Rowe Price Retirement Strategy Trust — Balanced, from the date of amendment through December 31, 2003. On December 31, 2003, the balance in that trust was transferred to the T. Rowe Price Personal Strategy Balanced Fund and effective January 1, 2004 that will be the investment vehicle for automatic deferrals.  This amendment did not apply to participants subject to a collective bargaining agreement.

The Plan was amended, effective October 1, 2003, to allow participants who have attained age 55 and have ten years of services with the Company as of October 1, to direct up to 10% of the shares in the employer matching account or the statutorily calculated amount for the ESOP shares, whichever is greater, into any of the Plan’s designated investments.

Employees transfer between the Company and related entities for various reasons. These transfers follow Federal Affiliated Compliance Guidelines and result in the transfer of participant assets from one plan to another.

Administration—Certain administrative functions are performed by officers or employees of the Sempra Energy. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption, and investment management fees.

4

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions—Pursuant to Section 401(a) of the Internal Revenue Code (the “IRC”), participants may contribute up to 25% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. The IRC limited total individual pre-tax contributions to $13,000 and $12,000 in 2004 and 2003, respectively. On January 1, 2002, catch-up contributions were permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $3,000 and $2,000 on a pre-tax basis in 2004 and 2003, respectively (increasing to $4,000 in 2005, and $5,000 in 2006, with inflation adjustments after that until December 31, 2010).

Employer Nonelective Matching Contribution—The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Employer contributions are funded in part from the Sempra Energy Employee Stock Ownership Plan and Trust. Total Employer nonelective matching contributions for the years ended December 31, 2004 and 2003 were $8,940,214 and $8,073,986, respectively.

Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy for non-represented employees. Incentive contributions of 1.00% of eligible compensation were made for each of 2004 and 2003, respectively. The incentive contributions were made on March 17, 2005 and March 15, 2004 to all employees employed on December 31, 2004 and 2003, respectively. For 2004, the contributions were made in the form of cash and invested according to each participant’s investment election on the date of contribution.  For 2003, the contributions were made in the form of newly issued shares of Sempra Energy common stock.  Total discretionary incentive contributions for the years ended December 31, 2004 and 2003 were $1,081,874 and $1,034,588, respectively.  These amounts are reflected in employer contributions receivable on the statements of assets available for benefits as of December 31, 2004 and 2003.

Participant Accounts—A separate account is established and maintained in the name of each participant and reflects the participant’s contributions and the Employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance.  Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and Vanguard, or a broad range of funds through a brokerage account. Participants may invest a maximum of 50% of the value of their accounts (excluding the employer matching account) in the brokerage account.

5

Payment of Dividends—Active employees have the option to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in the Sempra Energy common stock. Cash dividends are paid to former employees who elected to leave their accounts in the Plan.

Payment of Benefits—Participants receive their vested account balance in a single lump sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock at their termination of employment with the Company, retirement, or permanent disability, or to the named beneficiary(ies) in the event of death.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the assets of the Plan will be distributed to the participants.

Related Party Transactions—Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the recordkeeper for administrative services were $196,533 and $192,490 for the years ended December 31, 2004 and 2003, respectively.

At December 31, 2004 and 2003, the Plan held, through the Master Trust, 12,358,249 and 12,940,668 shares of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $374,949,062 and $310,027,017 and recorded dividend income of $10,987,630 and $11,141,645, respectively.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition— The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense.  The Master Trust investments are stated at fair value based on quoted market prices.  Loans are carried at cost plus accrued interest which approximates fair value. Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Benefits are recorded when paid.

Basis of Presentation—Certain prior year amounts have been reclassified to conform to the current year’s presentation.

6

3.                      TAX STATUS

On November 14, 2002, the Internal Revenue Service issued the Plan a favorable determination letter stating that the Plan, as then designed, was in compliance with the applicable sections of the IRC, and the underlying trust is therefore exempt from taxation under Section 501(a) of the IRC.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000 and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans have a maximum repayment period of 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. As of December 31, 2004 and 2003, interest rates on loans, originating from 1996 to the current year, ranged from 5.00% to 10.5% and had maturity dates through December 2019.  The balance of participant loans of $17,514,825 and $17,451,058 is included in Investment in Master Trust on the statement of assets available for benefits as of December 31, 2004 and 2003, respectively.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or a transaction in an individual fund. At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Master Trust was approximately 51% and 52%, respectively.

The assets available for benefits of the Master Trust at December 31, 2004 and 2003 are summarized as follows:

	2004	2003

Sempra Energy common stock	$800,959	$675,022
Mutual funds	318,782	229,130
Common/collective trusts	313,336	287,518
Participant loans	30,203	27,642

Assets available for benefits	$1,463,280	$1,219,312

7

Net appreciation, and dividend and interest income for the Master Trust for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003

Net appreciation of investments:
Sempra Energy common stock	$148,559	$145,639
Common/collective trusts	28,267	64,051
Mutual funds	26,273	21,848
Dividends	30,942	25,238
Interest	1,637	1,754

The following investments held by the Master Trust represent 5% or more of the Plan’s assets at December 31, 2004 and 2003:

	2004	2003

Sempra Energy common stock	$453,301	$388,996
T. Rowe Price Equity Index Trust	98,387	91,165
Small Cap. Stock Fund	38,346	34,225

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

6.                      NON-PARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as non-participant directed investments. Information about the Plan’s assets and the significant components of the Plan’s changes in assets relating to the non-participant directed investments for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Assets:
Sempra Energy common stock in the Master Trust	$232,184	$190,254
Employer contribution receivable	—	1,035

Total non-participant directed assets	$232,184	$191,289

Changes in Assets:
Contributions	$8,940	$9,082
Net appreciation and dividend income	48,147	45,579
Distributions to employees, retirees, or their beneficiaries	(16,819)	(9,409)
Transfers from plans of related entities	627	96

Total changes in assets	$40,895	$45,348

8

7.                      SUBSEQUENT EVENTS

Effective January 1, 2005, participants are allowed to direct up to 100% of the shares in the employer matching account into any of the Plan’s designated investments and to designate that the discretionary incentive contributions be made in the form of cash and invested according to each participant’s investment election on the date of contribution.

******

9

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

(a)	(b)	(c)	(d)		(e)
Description of Investment
	Identity of Issue, Borrower, Lessor	Including Maturity, Date,			Current
	or Similar Party	Rate of Interest, Collateral	Cost		Value

*	Participant loans	Interest rates from 5.00%-10.50%;
maturities from January 2005
		through December 2019		**	$17,514,825

*  Party-in-interest to the Plan

** Cost not applicable—participant directed investments

10

Sempra Energy Trading Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2004 and 2003, Supplemental Schedule as of December 31, 2004 and Report of Independent Registered Public Accounting Firm

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003
AND FOR THE YEARS THEN ENDED:

Statements of Assets Available for Benefits	2

Statements of Changes in Assets Available for Benefits	3

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:

Form 5500, Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	9

NOTE:

Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
Sempra Energy Trading Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of Sempra Energy Trading Retirement Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
San Diego, California

June 27, 2005

1

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

(DOLLARS IN THOUSANDS)

	2004	2003

CASH AND CASH EQUIVALENTS	$5	$—

INVESTMENT:
At fair value:
Investment in Master Trust	29,148	20,721

RECEIVABLES:
Dividends	77	65
Employer contributions	410	381
Participant contributions		38

Total receivables	487	484

ASSETS AVAILABLE FOR BENEFITS	$29,640	$21,205

See notes to financial statements.

2

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003

(DOLLARS IN THOUSANDS)

	2004	2003

ADDITIONS:
Net investment income:
Plan interest in the Sempra Energy Savings Plan Master Trust investment income	$4,145	$4,041

Contributions:
Employer	1,872	1,535
Participating employees	3,947	3,097

Total contributions	5,819	4,632

Transfers from plans of related entities	72	—

Total additions	10,036	8,673

DEDUCTIONS:
Distributions to participants or their beneficiaries	1,596	437
Administrative expenses	5	5

Total deductions	1,601	442

NET INCREASE	8,435	8,231

ASSETS AVAILABLE FOR BENEFITS—Beginning of year	21,205	12,974

ASSETS AVAILABLE FOR BENEFITS—End of year	$29,640	$21,205

See notes to financial statements.

3

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Sempra Energy Trading Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that provides employees of Sempra Energy Trading (the “Company” or “Employer”) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended, effective June 1, 2000, to allow for automatic deferrals for employees who neither elect a specific deferral percentage nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the T. Rowe Price Retirement Strategy Trust – Balanced, from the date of amendment through December 31, 2003. On December 31, 2003, the balance in that trust was transferred to the T. Rowe Price Personal Strategy Balanced Fund and effective January 1, 2004 it became the investment vehicle for automatic deferrals.

The Plan was amended, effective October 1, 2003, to allow participants who have attained age 55 and have ten years of service with the Company as of October 1, to direct up to 10% of the shares in the employer matching account or the statutorily calculated amount of the ESOP shares, whichever is greater, into any of the Plan’s designated investments.

Employees transfer between the Company and related entities for various reasons. These transfers follow Federal Affiliated Compliance Guidelines and result in the transfer of participant assets from one plan to another.

Administration—Certain administrative functions are performed by officers or employees of the Company and Sempra Energy. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption, and investment management fees.

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions—Pursuant to section 401(a) of the Internal Revenue Code (the “IRC”), participants may contribute up to 25% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. The IRC limited total individual pre-tax contributions to $13,000 and $12,000 in 2004 and 2003, respectively. On January 1, 2002, catch-up contributions were permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $3,000 and $2,000 on a pre-tax basis in 2004 and 2003,

4

respectively (increasing to $4,000 in 2005, and $5,000 in 2006, with inflation adjustments after that until December 31, 2010).

Employer Nonelective Matching Contribution—After one year of service in which an employee works at least 1,000 hours of service, the Company makes contributions to the Plan, each pay period, based on the participant’s contributions and years of service as follows:

Less than five years of service        1/3 of participant contributions up to 6% of eligible pay

Five to nine years of service            2/3 of participant contributions up to 6% of eligible pay

Ten years or more of service            100% of participant contributions up to 6% of eligible pay

The Company also provides an additional matching contribution of 15% of the participant’s total pre-tax contribution, subject to certain limitations described in the Plan document. The Company’s matching contributions are invested in Sempra Energy common stock. Employer contributions are funded, in part, from the Sempra Energy Employee Stock Ownership Plan and Trust. Total Employer nonelective matching contributions for the years ended December 31, 2004 and 2003 were $1,462,175 and $1,167,147, respectively.

Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy. Incentive contributions of 1.00% of eligible compensation were made for each of 2004 and 2003. The incentive contributions were made on March 16, 2005 and May 4, 2004 to all employees employed on December 31, 2004 and 2003, respectively.  For 2004, contributions were made in the form of cash and invested according to each participant’s investment election on the date of contribution.  For 2003, contributions were made in the form of cash, which then was used to purchase shares of Sempra Energy common stock.  Total discretionary incentive contributions for the years ended December 31, 2004 and 2003 were $410,181 and $367,621, respectively.  These amounts are reflected in employer contributions receivable on the statements of assets available for benefits as of December 31, 2004 and 2003.

Participant Accounts—A separate account is established and maintained in the name of each participant and reflects the participant’s contributions and the Employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and Vanguard, or a broad range of funds through a brokerage account. Participants may invest a maximum of 50% of the value of their accounts (excluding the employer matching account) in the brokerage account.

5

Payment of Dividends—Active employees’ cash dividends on the shares of Sempra Energy common stock are reinvested in the Sempra Energy common stock fund. Cash dividends are paid to former employees who have elected to leave their accounts in the Plan.

Payment of Benefits—Participants receive their vested account balance in a single lump sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock at their termination of employment with the Company, retirement date, or permanent disability, or to the named beneficiary(ies) in the event of death.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the assets of the Plan will be distributed to the participants.

Related Party Transactions—Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the recordkeeper for investment management services were $5,390 and $4,656 for the years ended December 31, 2004 and 2003, respectively.

At December 31, 2004 and 2003, the Plan, through the Master Trust, held 315,881 and 259,592 shares of Sempra Energy common stock of the sponsoring employer, with a cost basis of $9,711,597 and $7,803,332 and recorded dividend income of $302,512 and $247,552, respectively.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting— The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition— The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense.  The Master Trust investments are stated at fair value based on quoted market prices.  Loans are carried at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on the trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Benefits are recorded when paid.

Basis of Presentation—Certain prior year amounts have been reclassified to conform to the current year’s presentation.

3.                      TAX STATUS

On November 14, 2002, the Internal Revenue Service issued the Plan a favorable determination letter stating that the Plan, as then designed, was in compliance with the applicable sections of the IRC, and the underlying trust is therefore exempt from taxation under Section 501(a) of the IRC.

6

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000 and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans have a maximum repayment period of 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. As of December 31, 2004 and 2003, interest rates on loans, originating in 2000 to the current year, ranged from 5.00% to 10.50% and had maturity dates through July 2019.  The balance of participant loans of $423,478 and $281,522 is included in Investment in Master Trust on the statement of assets available for benefits as of December 31, 2004 and 2003, respectively.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or by transaction in a specific fund. At both December 31, 2004 and 2003, the Plan’s interest in the net assets of the Master Trust was approximately 2%.

The assets available for benefits of the Master Trust at December 31, 2004 and 2003 are summarized as follows:

	2004	2003

Sempra Energy common stock	$800,959	$675,022
Mutual funds	318,782	229,130
Common/collective trusts	313,336	287,518
Participant loans	30,203	27,642

Assets available for benefits	$1,463,280	$1,219,312

Net appreciation and dividend and interest income for the Master Trust for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003

Net appreciation of investments:
Sempra Energy common stock	$148,559	$145,639
Common/collective trusts	28,267	64,051
Mutual funds	26,273	21,848
Dividends	30,942	25,238
Interest	1,637	1,754

7

The following investments held by the Master Trust represent 5% or more of the Plan’s assets at December 31, 2004 and 2003:

	2004	2003

Sempra Energy Common Stock	$11,587	$7,803
T. Rowe Price Equity Index Trust	3,966	3,145
T. Rowe Price Small-Cap Stock Fund	3,143	2,293
T. Rowe Price Stable Value Fund	1,711	1,585
T. Rowe Price Personal Strategy Balanced Fund	1,864	1,231
Fidelity Select International Fund	1,787	1,218
T. Rowe Price Personal Strategy Growth Fund	1,638	1,196

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

6.                      NON-PARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as non-participant directed investments. Information about the Plan’s assets and the significant components of the Plan’s changes in assets relating to the non-participant directed investments for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Assets:
Sempra Energy common stock in the Master Trust	$9,847	$6,662
Employer contribution receivable	—	381

Total non-participant directed assets	$9,847	$7,043

Changes in Assets:
Contributions	$1,462	$1,535
Net appreciation and dividend income	1,932	1,557
Distributions to participants or their beneficiaries	(599)	(196)
Transfers from plans of related entities	9	—

Total changes in assets	$2,804	$2,896

7.                      SUBSEQUENT EVENTS

Effective January 1, 2005, participants are allowed to direct up to 100% of the shares in the employer matching account into any of the Plan’s designated investments and to designate that the discretionary incentive contributions be made in the form of cash and invested according to each participant’s investment election on the date of contribution.

******

8

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

(a)	(b)	(c)	(d)		(e)
Description of Investment
	Identity of Issue, Borrower, Lessor	Including Maturity Date,			Current
	or Similar Party	Rate of Interest, Collateral	Cost		Value

*	Participant loans	Interest rates from 5.00%-10.50%;
maturities from January 2005
		through July 2019		**	$423,478

*   Party-in-interest to the Plan

** Cost not applicable—participant directed investments

9

Twin Oaks Savings Plan

Financial Statements as of and for the year ended December 31, 2004 and 2003, Supplemental Schedule as of December 31, 2004 and Report of Independent Registered Public Accounting Firm

TWIN OAKS SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2004 and 2003	2

Statements of Changes in Assets Available for Benefits for the years ended December 31, 2004 and 2003	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:

Form 5500, Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	10

NOTE:

Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
Twin Oaks Savings Plan:

We have audited the accompanying statements of assets available for benefits of Twin Oaks Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
San Diego, California

June 27, 2005

TWIN OAKS SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003

INVESTMENT:
At fair value:
Investment in Master Trust	$2,763,929	$1,625,215

OTHER ASSETS:
Dividends receivable	7,709	3,519
Employer’s contribution receivable	261,349	155,417

Total other assets	269,058	158,936

ASSETS AVAILABLE FOR BENEFITS	$3,032,987	$1,784,151

See notes to financial statements.

TWIN OAKS SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

ADDITIONS:
Net investment income:
Plan interest in the Sempra Energy Savings Plan Master Trust investment income	$312,582	$197,129

Contributions:
Employer	487,180	350,644
Participating employees	484,233	700,724

Total contributions	971,413	1,051,368

Total additions	1,283,995	1,248,497

DEDUCTIONS:
Distributions to employees, retirees or their beneficiaries	34,859	48,176
Administrative expenses	300	300

Total deductions	35,159	48,476

NET INCREASE	1,248,836	1,200,021

ASSETS AVAILABLE FOR BENEFITS—Beginning of period	1,784,151	584,130

ASSETS AVAILABLE FOR BENEFITS—End of period	$3,032,987	$1,784,151

See notes to financial statements.

TWIN OAKS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Twin Oaks Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan, adopted November 1, 2002, is a defined contribution plan that provides employees of Twin Oaks Power, LP or any affiliate who has adopted this Plan (the “Company” or “Employer”) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended, effective October 1, 2003, to allow participants who have attained age 55 and have ten years of service with the Company as of October 1, to direct up to 10% of the shares in the employer matching account into any of the Plan’s designated investments.

The Plan allows for automatic deferrals for employees who neither elect a specific deferral percentage nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the T. Rowe Price Stable Value Fund.

Administration—Certain administrative functions are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption and investment management fees.

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions—Pursuant to Section 401(a) of the Internal Revenue Code (the “IRC”), each participant may contribute up to 15% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. The IRC limited total individual pre-tax contributions to $13,000 and $12,000 in 2004 and 2003, respectively. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $3,000 and $2,000 on a pre-tax basis in 2004 and 2003, respectively (increasing to $4,000 in 2005, and $5,000, in 2006, with inflation adjustments after that until December 31, 2010).

Employer Nonelective Matching Contribution—After one year of service in which an employee works at least 1,000 hours of service, the Company makes contributions to the Plan based on the participant’s contributions up to 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Total Employer non-elective matching contributions for the years ended December 31, 2004 and 2003 were $225,831 and $195,227, respectively.

Discretionary Incentive Contribution—If established performance goals and targets of the Company are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution of not less than 3% and not more than 6% of the participant’s eligible pay. Incentive contributions of 5.34 % and 5.82% of eligible compensation were or will be made for 2004 and 2003, respectively. Initial incentive contributions of $ 157,925 and $155,417 were made on March 14, 2005 and April 23, 2004, respectively, to all employees employed on December 31, 2004 and 2003, respectively.  Voluntary corrective contributions of $49,043 and $54,380 for 2004 and 2003, respectively, will be made on or before July 1, 2005. For 2004, contributions were made in the form of cash and invested according to each participant’s investment election on the date of contribution. For 2003, contributions were made in the form of cash, which then was used to purchase shares of Sempra Energy common stock.  Total discretionary incentive contributions for the years ended December 31, 2004 and 2003 were $261,349 and $155,417, respectively.  These amounts are reflected in employer contributions receivable on the statements of assets available for benefits as of December 31, 2004 and 2003.

Participant Accounts—A separate account is established and maintained in the name of each participant and reflects the participant’s contributions and the Employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price and Fidelity Investment Managers.

Payment of Dividends—Active employees’ cash dividends on the shares of Sempra Energy common stock are reinvested in the Sempra Energy common stock fund. Cash dividends are paid to former employees who have elected to leave their accounts in the Plan.

Payment of Benefits—Participants receive their vested account balance in a single lump sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock at their termination of employment with the Company, retirement, permanent disability or the named beneficiary(ies) in the event of death.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the assets of the Plan will be distributed to the participants.

Related Party Transactions—Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the recordkeeper for administrative services were $300 and $300 for the years ended December 31, 2004 and 2003, respectively.

At December 31, 2004 and 2003, the Plan held, through the Master Trust, 31,415 and 14,412 shares of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $1,008,171 and $385,075 and recorded dividend income of $25,582 and $9,084, respectively.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting— The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition— The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense.  The Master Trust investments are stated at fair value based on quoted market prices.  Loans are carried at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Benefits are recorded when paid.

Basis of Presentation—Certain prior year amounts have been reclassified to conform to the current year’s presentation.

3.                      TAX STATUS

The Company is in the process of requesting from the Internal Revenue Service a determination letter stating that the Plan, as designed, is in compliance with the applicable requirements of the IRC. The Plan’s administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in accordance with the applicable sections of the IRC, and that the underlying trust is exempt from taxation under Section 501(a) of the IRC.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000 and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have one loan outstanding. Primary residence loans have a maximum repayment period of 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. As of December 31, 2004 and

2003, interest rates on loans, originating from 2002 to the current year, range from 5.0% to 9.5% and had maturity dates through July 2009.  The balance of participant loans of $116,959 and $104,703 is included in Investment in Master Trust on the statement of assets available for benefits as of December 31, 2004 and 2003, respectively.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or by transaction in a specific individual fund. At both December 31, 2004 and 2003, the Plan had less than 1% interest in the net assets of the Master Trust.

The assets available for benefits of the Master Trust at December 31, 2004 and 2003 are summarized as follows:

	2004	2003

Sempra Energy common stock	$800,959	$675,022
Mutual funds	318,782	229,130
Common/collective trusts	313,336	287,518
Participant loans	30,203	27,642

Assets available for benefits	$1,463,280	$1,219,312

Net appreciation, and dividend and interest income for the Master Trust for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003

Net appreciation of investments:
Sempra Energy common stock	$148,559	$145,639
Common/collective trusts	28,267	64,051
Mutual funds	26,273	21,848
Dividends	30,942	25,238
Interest	1,637	1,754

The following investments held by the Master Trust represent 5% or more of the Plan’s assets at December 31, 2004 and 2003:

	2004	2003

Sempra Energy Common Stock	$1,152	$433
T. Rowe Price Small-Cap Stock Fund	322	212
T. Rowe Price Stable Value Fund	213	203
T. Rowe Price Equity Index Trust	217	185
Fidelity U.S. Bond Index Fund	158	152
T. Rowe Price Personal Strategy Balanced Fund	226	150
Participant Loans	—	105
Summit Cash Reserve Fund	—	90

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

6.                      NON-PARTICIPANT DIRECTED INVESTMENTS

The Company’s contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as non-participant directed investments. Information about the Plan’s assets and the significant components of the Plan’s changes in assets relating to the non-participant directed investments as of December 31, 2004 and 2003 are as follows:

	2004	2003

Assets:
Sempra Energy common stock in the Master Trust	$726,777	$254,676
Employer contribution receivable	—	155,417

Total non-participant directed assets	$726,777	$410,093

Changes in Assets:
Contributions	$225,831	$350,644
Net appreciation and dividend income	117,915	36,684
Distributions to employees, retirees or their beneficiaries	(27,062)	(7,803)

Total changes in assets	$316,684	$379,525

7.                      SUBSEQUENT EVENTS

Effective January 1, 2005, participants are allowed to direct up to 100% of the shares in the employer matching account into any of the Plan’s designated investments and to designate that the discretionary incentive contributions would be made in the form of cash and invested according to each participant’s investment election on the date of contribution.

******

TWIN OAKS SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

(a)	(b)	(c)	(d)		(e)
Description of Investment
	Identity of Issue, Borrower, Lessor	Including Maturity, Date,			Current
	or Similar Party	Rate of Interest, Collateral	Cost		Value

*	Participant loans	Interest rates from 5.00%-9.50%;
maturities from January 2005
		through July 2009		**	$116,959

*  Party-in-interest to the Plan

** Cost not applicable—participant directed investments

Mesquite Power LLC Savings Plan

Financial Statements as of and for the Years Ended December 31, 2004 and 2003, Supplemental Schedule as of December 31, 2004 and Report of Independent Registered Public Accounting Firm

MESQUITE POWER LLC SAVINGS PLAN

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2004 and 2003	2

Statements of Changes in Assets Available for Benefits for the years ended December 31, 2004 and 2003	3

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:

Form 5500, Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	9

NOTE:

Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
Mesquite Power Savings Plan:

We have audited the accompanying statements of assets available for benefits of Mesquite Power LLC Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
San Diego, California

June 27, 2005

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MESQUITE POWER LLC SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2004 AND DECEMBER 31, 2003

	2004	2003

CASH AND CASH EQUIVALENTS	$8,358	$—

INVESTMENT:
At fair value:
Investment in Master Trust	563,977	174,287

OTHER ASSETS:
Dividends receivable	1,502	260
Employer’s contribution receivable	89,668	46,262

Total other assets	91,170	46,522

ASSETS AVAILABLE FOR BENEFITS	$663,505	$220,809

See notes to financial statements.

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MESQUITE POWER LLC SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

ADDITIONS:
Net investment income:
Plan interest in the Sempra Energy Savings Plan Master Trust investment income	$57,866	$10,349

Contributions:
Employer	196,904	56,038
Participating employees	193,595	152,676

Total contributions	390,499	208,714

Total additions	448,365	219,063

DEDUCTIONS:
Distributions to employees, retirees or their beneficiaries	5,420	1,312
Investment expenses	249	150

Total deductions	5,669	1,462

NET INCREASE	442,696	217,601

ASSETS AVAILABLE FOR BENEFITS—Beginning of period	220,809	3,208

ASSETS AVAILABLE FOR BENEFITS—End of period	$663,505	$220,809

See notes to financial statements.

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MESQUITE POWER, LLC RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Mesquite Power, LLC Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan, adopted November 1, 2002, is a defined contribution plan that provides employees of Mesquite Power LLC (the “Company” or “Employer”) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended, effective October 1, 2003, to allow participants who have attained age 55 and have ten years of service with the Company as of October 1, to direct up to 10% of the shares in the employer matching account into any of the Plan’s designated investments.

The Plan allows for automatic deferrals for employees who neither elect a specific deferral percentage, nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the T. Rowe Price Stable Value Fund.

Administration—Certain administrative functions are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the Plan, including recordkeeping, trustee, loan, redemption, and investment management fees.

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions—Pursuant to Section 401(a) of the Internal Revenue Code (the “IRC”), each participant may contribute up to 15% of eligible pay on a pre-tax basis. The IRC limited total individual pre-tax contributions to $13,000 and $12,000 in 2004 and 2003, respectively. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $3,000 and $2,000 on a pre-tax basis in years 2004 and 2003, respectively (increasing to $4,000 in 2005 and $5,000 in 2006, with inflation adjustments after that until December 31, 2010).

Employer Nonelective Matching Contribution—After one year of service in which an employee works at least 1,000 hours of service, the Company makes contributions to the Plan based on the participant’s contributions up to 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Total Employer nonelective matching contributions for the years ended December 31, 2004 and 2003 were $107,236 and $9,776, respectively.

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Discretionary Incentive Contribution—If established performance goals and targets of the Company are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution of between 0% to not more than 3% of the participant’s eligible pay. Incentive contributions of 2.92% were or will be made for both 2004 and 2003, Initial incentive contributions of $47,126 and $46,262, were made on March 14, 2005 and April 23, 2004, respectively, to all employees employed on December 31, 2004 and 2003, respectively.  Voluntary corrective contributions of $23,146 and $19,396 for 2004 and 2003, respectively, will be made on or before July 1, 2005.  For 2004, contributions were made in the form of cash and invested according to each participant’s investment election on the date of contribution.  For 2003, contributions were made in the form of cash, which then was used to purchase shares of Sempra Energy common stock.  Total discretionary incentive contribution for the years ended December 31, 2004 and 2003 was $89,668 and $46,262, respectively.  These amounts are reflected in employer contributions receivable on the statements of assets available for benefits as of December 31, 2004 and 2003.

Participant Accounts—A separate account is established and maintained in the name of each participant and reflects the participant’s contributions and the Employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers and Vanguard.

Payment of Dividends—Active employees’ cash dividends on the shares of Sempra Energy common stock in their account balances are reinvested in the Sempra Energy common stock fund. Cash dividends are paid to former employees who have elected to leave their accounts in the Plans.

Payment of Benefits—Participants receive their vested account balance in a single lump sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock at their termination of employment with the Company, retirement, or permanent disability or the named beneficiary(ies) in the event of death.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the assets of the Plan will be distributed to the participants.

Related Party Transactions—Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the recordkeeper for administrative services were $249 and $150 for the years ended December 31, 2004 and 2003, respectively.

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At December 31, 2004 and 2003, the Plan held, through the Master Trust, 6,022 and 1,160 shares of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $197,933.09 and $32,654 and recorded dividend income of $13,340 and $365, respectively.

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting— The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition— The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense.  The Master Trust investments are stated at fair value based on quoted market prices.  Loans are carried at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Benefits are recorded when paid.

Basis of Presentation—Certain prior year amounts have been reclassified to conform to the current year’s presentation.

3.                      TAX STATUS

The Company is in the process of requesting from the Internal Revenue Service a determination letter stating that the Plan, as designed, is in compliance with the applicable requirements of the IRC. The Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and operated in accordance with the applicable sections of the IRC, and that the underlying trust is exempt from taxation under Section 501(a) of the IRC.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have one loan outstanding. Primary residence loans have a maximum repayment period of 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. As of December 31, 2004 and 2003, the interest rate on loans was 5.00% to 6.25% and the loan had maturity dates through February 2010.  The balance of participant loans of $35,396 and $7,171 is included in Investment in Master Trust on the statement of assets available for benefits as of December 31, 2004 and 2003, respectively.

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5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balance. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or by transaction in a specific fund. At December 31, 2004 and 2003, the Plan had less than 1% interest in the net assets of the Master Trust.

The assets available for benefits of the Master Trust at December 31, 2004 and 2003 are summarized as follows:

	2004	2003

Sempra Energy common stock	$800,959	$675,022
Mutual funds	318,782	229,130
Common/collective trusts	313,336	287,518
Participant loans	30,203	27,642

Assets available for benefits	$1,463,280	$1,219,312

Net appreciation, dividend, and interest income for the Master Trust for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003

Net appreciation of investments:
Sempra Energy common stock	$148,559	$145,639
Common/collective trusts	28,267	64,051
Mutual funds	26,273	21,848
Dividends	30,942	25,238
Interest	1,637	1,754

The following Plan investments held by the Master Trust represent 5% or more of the Plan’s assets at December 31, 2004 and 2003:

	2004	2003

Sempra Energy common stock	$221	$35
T. Rowe Price Stable Value Fund	148	78
T. Rowe Price Small-Cap Stock Fund	94	42

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

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6.                      NON-PARTICIPANT DIRECTED INVESTMENTS

The Company’s contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as non-participant directed investments. Information about the Plan’s assets and the significant components of the Plan’s changes in assets relating to the non-participant directed investments as of December 31, 2004 and 2003 are as follows:

	2004	2003

Assets:
Sempra Energy common stock in the Master Trust	$171,393	$10,377
Employer contribution receivable	—	46,262

Total non-participant directed assets	$171,393	$56,639

Changes in Assets:
Contributions	$107,237	$56,038
appreciation and dividend income	22,317	601
Distributions to participants or their beneficiaries	(14,800)	—
Total changes in assets	$114,754	$56,639

7.                      SUBSEQUENT EVENTS

Effective January 1, 2005, participants are allowed to direct up to 100% of the shares in the employer matching account into any of the Plan’s designated investments and to designate that discretionary incentive contributions be made in the form of cash and invested according to each participant’s investment election on the date of contribution.

******

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MESQUITE POWER LLC SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

(a)	(b)	(c)	(d)		(e)
Description of Investment
	Identity of Issue, Borrower, Lessor	Including Maturity Date,			Current
	or Similar Party	Rate of Interest, Collateral	Cost		Value

*	Participant loans	Interest rate of 5.00% - 6.25%;
matures from January 2005
		through February 2010		**	$35,396

*  Party-in-interest to the Plan

** Cost not applicable—participant directed investments

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans’ sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Sempra Energy Savings Plan

Date:	June 28, 2005	/s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR,
Sempra Energy

San Diego Gas & Electric Company Savings Plan

Date:	June 28, 2005	/s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR,
Sempra Energy

Southern California Gas Company Retirement Savings Plan

Date:	June 28, 2005	/s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR,
Sempra Energy

Sempra Energy Trading Retirement Savings Plan

Date:	June 28, 2005	/s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR,
Sempra Energy

Twin Oaks Retirement Savings Plan

Date:	June 28, 2005	/s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR,
Sempra Energy

Mesquite Power LLC Savings Plan

Date:	June 28, 2005	/s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR,
Sempra Energy